Mail Stop 4561

August 3, 2006

Mr. Thomas M. Herzog
Chief Financial Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80237

> **Re: AIMCO Properties, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 0-24497**

Dear Mr. Herzog:

We have reviewed your response letter dated July 28, 2006 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 – Partners' Capital

High Performance Partnership Units, page F-32

To help us evaluate your response dated July 28, 2006 could you please provide us with the valuation reports which should include a description of the valuation methodology you used to determine the fair value of each High Performance Unit.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant

Cc: Miles Cortez